Exhibit 1.2

Summary of Axtel, S.A.B. de C.V. Corporate Bylaws

Below is a brief summary of certain significant provisions of our bylaws.

Organization and Register

We are a sociedad anónima bursátil de capital variable organized under the laws of Mexico.  We were incorporated in 1994 under the name Telefonía Inalámbrica del Norte, S.A. de C.V.  Thereafter, on March 1999, our corporate name changed to Axtel, S.A. de C.V. On December 2006, our corporate name changed to Axtel, S.A.B. de C.V.

Our corporate domicile is San Pedro Garza García, Nuevo León and our headquarters are located at Blvd. Gustavo Díaz Ordaz Km. 3.33, Colonia Unidad San Pedro, 66215, San Pedro Garza García, Nuevo León.

Our corporate purpose is to install, operate and exploit a public telecommunications network for the provision of telephony, internet and other value added telecommunication services to the public, using primarily fixed wireless technology, and/or use and exploit frequency bands of the radioelectric spectrum.

Pursuant to our bylaws, management is entrusted to a Board of Directors and a Chief Executive Officer. The Board of Directors is composed of a maximum of 21 regular members and their respective alternate directors, as approved by a shareholders meeting. At least 25% of the members of the Board of Directors must be independent pursuant to the new Mexican Securities Market Law. Pursuant to our bylaws and Mexican law, the members of the Board of Directors remain in office for thirty days after their resignation or conclusion of the term to which they were appointed unless replaced; the Board of Directors may appoint provisional members.

Capital Stock

Outstanding Capital Stock

Our capital stock consists of two series of shares of common stock without par value: Series A shares and Series B shares. Pursuant to Article 54 of the Mexican Securities Market Law and subject to the prior authorization of the CNBV, we may issue shares of a different series without voting rights, or with restricted voting rights, or with additional limitations of other corporate rights.  The Shareholders’ meeting approving such issuance shall determine the rights corresponding to the new series of shares issued.

Since we are a variable capital corporation, our capital stock must have a fixed portion and may have a variable portion. As of the date of this form, our outstanding capital consist of 2,923,117,741 shares representing only fixed capital.

Changes in Our Capital Stock, Preemptive Rights and Redemption

Our fixed capital stock may be increased or decreased by a resolution passed at a general extraordinary shareholders’ meeting.  The variable portion of the capital stock may be increased or decreased by a resolution passed at a general ordinary shareholders’ meeting.  Increases or decreases in the fixed or variable portion of the capital stock must be recorded in our registry of capital variations.  Pursuant to Mexican law, our bylaws provide that changes in the variable portion of our capital stock do not require an amendment to the bylaws nor registration in the Public Registry of Property and Commerce to effect such changes.  New shares cannot be issued unless the outstanding shares have been paid in full.

In the event of an increase in our capital stock (whether fixed or variable), the shareholders have preemptive rights to subscribe the newly issued shares in proportion to their holdings, except in the case of:

•	shares issued in connection with capitalization of subscription premiums, retained earnings and other capital reserves and accounts in favor of all shareholders in proportion to their shareholdings;

•
shares issued for placement in public offerings, if an extraordinary shareholders’ meeting called for such purpose approves the issuance of shares and other requirements specified in Article 53 of the Mexican Securities Market Law are satisfied, including obtaining the prior written approval of the CNBV;

•	shares issued in connection with mergers;

•
shares issued as treasury shares in connection with the issuance of securities convertible into our shares in accordance with Article 210 bis of the Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito); and

•	the resale of shares held in the treasury as a result of repurchases of shares conducted on the Mexican Stock Exchange.

The subscription period for the exercise of preemptive rights will be determined at the shareholders’ meeting which approves the respective capital increase, provided that such period will not be less than 15 calendar days following the publication in the official gazette of our corporate domicile and in a newspaper of general circulation in our corporate domicile.  Under Mexican law, preemptive rights cannot be waived in advance or assigned, or be represented by an instrument that can be negotiable separately from the corresponding share certificate.

Shares representing our capital stock are subject to redemption in connection with either (i) a reduction of capital stock or (ii) a redemption with retained earnings, which in either case must be approved by our shareholders. In connection with a capital reduction, the redemption of shares shall be made pro rata among the shareholders, or, if affecting the variable portion of the capital stock, as otherwise determined in the relevant shareholders’ meeting; but, in no case shall the redemption price be less than the book value of such shares as determined pursuant to our latest balance sheet approved at a general ordinary shareholders’ meeting.  In the case of a redemption with retained earnings, such redemption shall be conducted (a) by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican Companies Law, the Mexican Securities Market Law and our bylaws, or (b) pro rata among the shareholders.

Variable Capital

According to the Mexican Securities Market Law and our bylaws, our shareholders holding shares of the variable portion are not entitled to the redemption right referred to in Article 220 of the Mexican Companies Law.

Share Repurchases

Pursuant to the Mexican Securities Market Law, our bylaws provide that we may repurchase our shares on the Mexican Stock Exchange at the prevailing market price.  Share repurchases must be charged to either our net worth, if the repurchased shares remain in our possession, or to our capital stock, if the repurchased shares are converted into treasury shares.  The general ordinary shareholders’ meeting must approve, for each year, the aggregate amount allocated to share repurchases, which amount cannot exceed the total amount of our net profits, including retained earnings.  Our Board of Directors must appoint an individual or group of individuals responsible for effecting share repurchases, and sales of repurchased shares.  Repurchased shares cannot be represented at any shareholders’ meeting.  Share repurchases must be carried out, reported, and disclosed in the manner established by the CNBV.

Registration and Transfer

Our shares are represented by share certificates in registered form.  Our shareholders may either hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form through brokers, banks, other financial entities or other entities approved by the CNBV that have accounts with Indeval (“Indeval Participants”).  Indeval will issue certificates registered in the name of any shareholder who may request them.  We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued in their name as registered holders directly or through any relevant Indeval Participants, will be recognized as shareholders by us. The transfer of shares must be registered in our stock registry. Transfers of shares deposited with Indeval shall be registered in book-entry form pursuant to the Mexican Securities Market Law.

Pursuant to the concessions, in the event that in one or a series of transactions, the subscription for or transfer of shares that represent ten percent (10%) or more of the capital stock of the Company is proposed:

(i)
We must give notice to the Ministry of Communication and Transportation (Secretaria de Comunicaciones y Transportes or “SCT”) of Mexico of the intention of the interested party to carry out the subscription or transfer, which notice shall include information about the interested party acquiring the shares;

(ii)	The SCT will have 90 days, from the date the notice is given, to object in writing, on reasonable cause, to the transaction; and

(iii)	If the transaction has not been objected by the SCT during the 90 day period, such transaction will be deemed as approved.

The transactions not objected to by the SCT may be recorded on our stock registry, any other authorizations required pursuant to applicable provisions must be obtained from the other authorities.  The notice required by this paragraph will not be necessary if the subscription or transfer relates to shares that represent neutral investment under the terms of the Foreign Investment Law or to capital increases subscribed for by the existing shareholders, provided the participation proportion of each remains the same in the capital stock.  If the party subscribing for or acquiring the shares is an entity, the notice referred to in this paragraph shall include all necessary information for the SCT to know the identity of any individual that has more than a ten percent economic interest in the capital stock of such entity.

In accordance with the CPO Trust, the transfer of CPOs or ADSs held by non-Mexican investors whose underlying shares represent 10% or more of our voting shares will not require the prior approval of the SCT provided the CPOs continue to qualify as “neutral investment” for purposes of Mexican law.

Shareholder Meetings and Voting Rights

General shareholders’ meetings may be ordinary or extraordinary.  At every general shareholders’ meeting, each holder of shares is entitled to cast one vote per share.

General extraordinary shareholders’ meetings are those called to consider:

•	extension of our duration or voluntary dissolution;

•	an increase or decrease in the fixed portion of our capital;

•	change of our corporate purpose or nationality;

•	any merger or transformation into another type of company;

•	issuance of preferred stock or bonds;

•	any amendments to our bylaws;

•	our spin-off;

•	the redemption of shares with retained earnings;

•	the cancellation of the registration of shares at the RNV or any stock exchange (except for automated quotation system).

General ordinary shareholders’ meetings are those called to discuss any issues not reserved to extraordinary meetings.  General ordinary shareholders’ meeting must be held at least once each year, during the first four months after the end of each fiscal year, to:

•	consider the annual reports of the Chief Executive Officer, the annual report of Board of Directors, and the annual report of the Audit and Corporate Practices Committee;

•	discuss the allocation of profits for the preceding year;

•	appoint the members of the Board of Directors and to determine their compensation, and to appoint the chairperson to the Audit and Corporate Practices Committee; and

•	determine the maximum amount of resources allocated to share repurchases.

In order to attend a general shareholders’ meeting, holders of shares must be registered in our stock registry, or submit appropriate evidence of the title to their shares.  Holders of shares do not have cumulative voting rights.

The quorum for the ordinary shareholders’ meeting is at least 50% of the outstanding shares, and resolutions may be taken by a majority of the outstanding capital stock.  If a quorum is not met, a subsequent meeting may be called at which resolutions may be taken by the majority of the shares present, regardless of the percentage of outstanding shares represented at such meeting.  The quorum for extraordinary shareholders’ meetings is at least 75% of the outstanding shares, but if a quorum is not present a subsequent meeting may be called.  The quorum for such subsequent meeting is at least 50% of the outstanding shares.  Resolutions at an extraordinary general shareholders’ meeting must be taken by the vote of at least 50% of the outstanding shares (including any taken at an extraordinary shareholders’ meeting called following the adjournment of a prior meeting for lack of quorum).

Shareholders’ meetings may be called by:

•	the Board of Directors or the Audit and Corporate Practices Committee or their respective chairman;

•	the shareholder representing at least 10% of the outstanding shares upon request to the chairman of the Board of Directors or of the Audit and Corporate Practices Committee to have such a meeting;

•
A Mexican court in the event the Board of Directors or the Audit and Corporate Practices Committee does not comply with a valid request of the shareholders as described in the immediately preceding bullet point; and

•
the Board of Directors or a Mexican court, at any shareholder’s request, provided that no ordinary meeting has been held for two consecutive years to deal with the appointment of directors and the annual reports of the Chief Executive Officer, the Board of Directors and the Audit and Corporate Practices Committee .

Notices for meetings must be published in the official gazette of our corporate domicile or in a newspaper of general circulation in our corporate domicile with 15 days and 7 days notice, respectively for the first and second calls of general ordinary, extraordinary or special shareholders’ meetings. Notices for meetings must contain the meeting’s agenda and must be signed by the person or entity who called the meeting. In order to be admitted to a shareholders’ meeting, the shareholders must be registered in our stock registry book and request the corresponding admittance letter to the meeting from the secretary of the Board of Directors.  In exchange for the admittance letter, the shareholders must deposit their share certificates at our offices or present a receipt from any Indeval Participant indicating ownership by such person.  A shareholder may be represented by an attorney-in-fact with a proxy letter issued in a special format according to Article 49 of the Mexican Securities Market Law.

Minutes of shareholders’ meetings shall be signed by the president, the appointed examiners and the secretary of the meeting, and shall be recorded in the relevant minute book or, in the event that such recording is not possible, the minutes of shareholders’ meeting must be formalized before a notary public.  In any case, extraordinary meeting resolutions must always be formalized before a notary public and registered at the Public Registry of Commerce of Monterrey, Nuevo León.

Dividend and Liquidation Rights

Prior to any distribution of dividends, 5% of our net earnings must be allocated to a legal reserve fund, until such fund is equal to at least 20% of our paid-in capital stock.  Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated by the shareholders’ meeting for the repurchase of shares.  The remaining balance, if any, may be distributed as dividends.  Cash dividends on shares not held through Indeval will be paid against delivery of the respective dividend coupon, if any.

To the extent that we declare and pay dividends on our Shares, dividends will be payable in Pesos.  The Depositary will covert Pesos received with respect to Series B shares underlying CPOs deposited with it into U.S. Dollars and distribute U.S. dollars to ADS holders, after deduction or upon payment of applicable fees and expenses, of the Depositary.  Currently, there is no Mexican withholding tax or other Mexican tax levied on holders of Shares purchased outside Mexico on dividends paid in respect of such Shares.  See “Taxation—Mexican Taxation.”

Upon our dissolution, one or more liquidators must be appointed by an extraordinary general shareholders’ meeting to wind up our affairs.  All fully paid and outstanding shares will be entitled to participate equally in any distribution upon liquidation.

Purchase of Shares by Our Subsidiaries

Any company or entity of which we are the owner of the majority of its equity interest may not purchase, directly or indirectly, our Shares or shares of companies holding the majority of our Shares.

Antitakeover Protections

General.  Our by-laws provide that, subject to certain exceptions, (i) any person that individually or together with one or more related persons wishes to acquire shares or beneficial ownership of shares, directly or indirectly, in one or more transactions, without limitation as to time, resulting  in such person holding, individually and/or together with such other related persons, shares representing 15% or more of the outstanding  Series A or Series B shares, as the case may be, must obtain the prior written approval of our Board of Directors and/or, at the discretion of the Board of Directors, our shareholders meeting, as the case may be; (ii) any person that individually or together with one or more related persons holds 15% or more of the outstanding Series A or Series B shares and wishes to acquire shares or beneficial ownership of shares, directly or indirectly, in one or more transactions, without limitation as to time, resulting in such person, individually or together with other related persons, holding 25% or more of the outstanding Series A or Series B shares as the case may be, must obtain the prior written approval of our Board of Directors and/or, at the discretion of the Board of Directors, our shareholders meeting, as the case may be; (iii) any person that individually or together with one or more related persons holds 25% or more of the outstanding Series A or Series B shares and wishes to acquire shares or beneficial ownership of shares, directly or indirectly, in one or more transactions, without limitation as to time, resulting in such person, individually or together with other persons, holding 35% or more of the outstanding Series A or Series B shares as the case may be, must obtain the prior written approval of our Board of Directors and/or, at the discretion of the Board of Directors, our shareholders meeting, as the case may be; (iv) any person that individually or together with one or more related persons holds 35% or more of the outstanding Series A or Series B shares and wishes to acquire shares or beneficial ownership of shares, directly or indirectly, in one or more transactions, without limitation as to time, resulting in such person, individually or together with other persons, holding 45% or more of the outstanding Series A or Series B shares as the case may be, must obtain the prior written approval of our Board of Directors and/or, at the discretion of the Board of Directors, our shareholders meeting, as the case may be; and (v) and person that is our competitor or a competitor of any of our subsidiaries that individually or together with one or more related persons wishes to acquire shares or beneficial ownership of shares, directly or indirectly, in one or more transactions, without limitation as to time, resulting in such person, individually or together with other related persons holding 5% or more of the outstanding Series A or Series B shares as the case may be, must obtain the prior written approval of our Board of Directors and/or, at the discretion of the Board of Directors, our shareholders’ meeting, as the case may be.

Any person that acquires shares in violation of our antitakeover provision will not be recognized as owner or beneficial owner of such shares under our bylaws and will not be registered in our stock registry book.  As a result, the violating shareholder will not be able to vote such shares or receive any dividends, distributions or other rights in respect of these shares.  For purposes of this provision, pursuant to our bylaws the term “shares” includes instruments or securities that represent our shares, including CPOs and ADSs, and the term “competitor” means any person engaged, directly or indirectly, (i) in the business of fixed or wireless telephony in any form and/or (ii) in any activity in which we or any of our subsidiaries are engaged that represents 5% or more of our or our subsidiaries’ consolidated income.  The Board of Directors may authorize exceptions to the definition of “competitor.”

Board of Directors and Shareholders Meetings Requirements and Approvals.  To obtain the prior approval of our Board, a potential acquirer must properly deliver a written authorization request containing certain specific information regarding the proposed transaction.  During the authorization process, certain terms will have to be complied with.  Our Board of Directors may, without liability, refer the acquisition for the approval to our shareholders meeting.  The determination of the Board of Directors to refer the decision to our shareholders meeting will be based on different factors such as potential conflicts of interest, fairness of the proposed price or the inability of the Board of Directors to meet having been called more than two times, among others.  The Board of Directors may revoke any authorization previously granted prior to the date on which the transaction takes place if an offer which is better for our shareholders is received.

Mandatory Tender Offers in the Case of Certain Acquisitions.  If either our Board of Directors or our shareholders at a general extraordinary shareholders’ meeting, as the case may be, authorize an acquisition of our shares which results in an acquisition of at least 20% but not more than 40% of our capital stock, notwithstanding such authorization, then the acquiror must effect the acquisition by way of a cash tender offer for a specified number of shares equal to the amount authorized plus additional shares equal to 10% of the company’s capital stock, to the extent that such acquisition does not exceed 50% of the common voting shares or triggers a change of control. In the event that our Board of Directors or our shareholders at a general extraordinary shareholders’ meeting, as the case may be, approve an acquisition that would result in a change of control, the acquiror must effect the acquisition by way of a cash tender offer for 100% minus one share of our total outstanding capital stock at a price which cannot be lower than the highest of the following:  (i) the book value of the shares as reported on the last quarterly income statement approved by the Board of Directors; or (ii) the highest closing price of the shares, on any stock exchange during any of the three hundred sixty-five (365) days preceding the date of the Board of Directors’ resolution approving the acquisition; or (iii) the highest price paid for any shares, at any time, by the acquiror that individually or collectively, directly or indirectly, acquires the shares approved by the Board of Directors.  Any tender offer to be conducted in accordance with the above will be subject to certain specific requirements.  All holders of our shares must be paid the same price for their shares at a tender offer.  The provisions of our bylaws summarized above regarding mandatory tender offers in the case of certain acquisitions are generally more stringent than those provided for under the Mexican Securities Market Law.  Some of our by-laws provisions regarding mandatory tender offers in the case of certain acquisitions may differ from the requirements set forth in the Securities Market Law, provided that those provisions are more protective to minority shareholders than those afforded by law.  In these cases, the relevant by-laws provisions, and not the relevant provisions of the Securities Market Law, will apply to certain acquisitions specified therein.

Exceptions.  The provisions of our bylaws summarized above will not apply to certain specific acquisitions, such as those resulting from inheritance, those conducted by the person or persons controlling us, and those conducted by us, our subsidiaries or affiliates or any trust created by us or any of our subsidiaries, among others.

Amendments to the Antitakeover Provisions.  Any amendments to these antitakeover provisions must be authorized by the CNBV and registered before the Public Registry of Commerce at our corporate domicile.

Other Provisions

Duration

Our corporate life under our bylaws is indefinite.

Appraisal Rights and Other Minority Protections

If and when our shareholders approve any change of our corporate purpose, jurisdiction of incorporation or corporate form, any shareholder who has voted against such change has the right to withdraw and receive the book value of his or her shares (as set forth in the latest balance sheet approved by the shareholders), if the request is made during the 15-day period following the adjournment of the meeting at which such action was approved.

Pursuant to the Mexican Securities Market Law, we are subject to a number of minority protections.  These minority protections include provisions that permit:

•	holders of at least 10% of our outstanding share capital to convene a shareholders’ meeting in which they are entitled to vote;

•	holders of at least 5% of our outstanding share capital to bring an action for civil liabilities against our directors, subject to certain requirements under Mexican law;

•
holders of at least 10% of our Shares who are entitled to vote and are represented at a shareholders’ meeting to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

•	holders of at least 20% of our outstanding share capital to contest and suspend any shareholder resolution, subject to certain requirements under Mexican law.

In addition pursuant to the Mexican Securities Market Law we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and to elect independent directors.

The protections afforded to minority shareholders and the fiduciary duties of officers and directors under Mexican law are generally different from, and not as comprehensive as, those in the United States and many other jurisdictions.  The Mexican legal regime concerning director fiduciary duties has not been extensively interpreted by Mexican courts, unlike many states in the United States where duties of care and loyalty established by court decisions have helped to shape the rights of minority shareholders.  Mexican civil procedure does not contemplate class action lawsuits or shareholder derivative actions, which allow shareholders in the United States to bring actions on behalf of other shareholders or to enforce rights of the corporation itself.  Shareholders in Mexico cannot challenge corporate actions taken at shareholders’ meetings unless they meet stringent procedural requirements.  As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders than it is for shareholders of a U.S. company.

Actions Against Directors, Statutory Auditors and Members of Our Audit Committee

Actions against any director, statutory auditor or member of our audit and corporate practices committee may be initiated by resolutions passed at an ordinary shareholders’ meeting.  In the event our shareholders decide to initiate such action, the respective person immediately ceases to be in office.  Additionally, shareholders representing not less than 5% of our outstanding shares may directly bring a civil liability action against any director or member of our audit and corporate practices committee, in accordance with Article 38 of the Mexican Securities Market Law. Any recovered damages with respect to the action will be for our benefit and not directly for the benefit of the shareholders bringing the action. There are no shareholders’ class actions available under Mexican law.

Conflicts of Interest

A shareholder that votes on a business transaction having a conflict of interest may be liable for losses and damages to us, but only if the action could not have been approved without such shareholder’s vote.  Additionally, a member of the Board of Directors or a member of our audit and corporate practices committee having a conflict of interest must disclose such conflict and abstain from any deliberation or vote in connection therewith.  A breach by any member of the Board of Directors or member of our audit and corporate practices committee to such obligations may result in such director being liable for damages and losses.

Suspension of Shareholders’ Action

Holders of 20% of our outstanding shares may oppose any resolution adopted by a shareholders’ meeting and file a petition for a court order for the temporary suspension of said resolution, within 15 days after the adjournment of the meeting at which the action was taken, if the challenged resolution violates Mexican law or our bylaws and opposing shareholders neither attended the meeting nor voted against the challenged resolution.

Foreign Investment Regulations

Foreign investment in the capital stock of Mexican companies is regulated by the Foreign Investment Law and the regulations thereto, or the Mexican Foreign Investment Regulations.  The Mexican Commission of Foreign Investment and the Mexican Registry of Foreign Investments (the “Registro Nacional de Inversiones Extranjeras”) are responsible for the administration of the Foreign Investment Law and the Mexican Foreign Investment Regulations.

As a general rule, the Foreign Investment Law allows foreign investment in up to 100% of the capital stock of Mexican companies except for those engaged in certain specified restricted industries.  Foreign investment in our capital stock is restricted.

Under the Federal Telecommunications Law and the Foreign Investment Law, basic telephony concessions may be granted only to:

•	Mexican individuals; and

•	Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans.

However, in the case of concessions for cellular telecommunications services, foreign investment participation may exceed 49% of the voting stock with the prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretaría de Economía).

Pursuant to the Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of nonvoting or limited voting stock (also known as “neutral shares”) that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation under the Mexican Foreign Investment Law.  Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law.

Forfeiture of Shares

As required by Mexican law, our bylaws provide that, upon acquiring our shares, non-Mexican shareholders agree (i) to be considered as Mexicans with respect to their shares as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements that we may have with the Mexican federal government and (ii) not to invoke the protection of their own government.  If a shareholder should invoke such governmental protection in violation of this agreement, their shares would be forfeited to the Mexican federal government.  This prohibition does not apply to actions before courts of law of foreign countries.

Submission to Jurisdiction

Our bylaws provide that in connection with any controversy between our shareholders and us, or between our shareholders in connection with any matter related to us, both we and our shareholders shall submit to the jurisdiction of the courts of Monterrey, Nuevo León, Mexico.